UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 5, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 470355207                   SCHEDULE 13D/A       PAGE 2 OF 6 PAGES

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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              PIRATE CAPITAL LLC
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

          AF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                        [ ]

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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

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                      7    SOLE VOTING POWER

                                     -0-
                      ---------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES
BENEFICIALLY               2,435,000 (including options to purchase up to
  OWNED BY                 400,000 shares of Common Stock)
    EACH              ---------------------------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
PERSON WITH
                                      -0-
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                      [ ]
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%
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    14    TYPE OF REPORTING PERSON*

          IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 470355207                   SCHEDULE 13D/A       PAGE 3 OF 6 PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [X]

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    3     SEC USE ONLY

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    4     SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                           [ ]

-------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

                           United States of America
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                                      -0-
                      ---------------------------------------------------------
 NUMBER OF            8    SHARED VOTING POWER
  SHARES
BENEFICIALLY                2,435,000 (including options to purchase up to
  OWNED BY                  400,000 shares of Common Stock)
    EACH              ---------------------------------------------------------
 REPORTING            9    SOLE DISPOSITIVE POWER
PERSON WITH
                                      -0-
                      ---------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           2,435,000 (including options to purchase
                           up to 400,000 shares of Common Stock)
-------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

          2,435,000 (including options to purchase up to 400,000 shares of Common Stock)
-------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%
-------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 470355207                   SCHEDULE 13D/A       PAGE 4 OF 6 PAGES

The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of James River Coal Company (the "Issuer"), as previously amended by Amendment No. 1 filed on December 15, 2005, Amendment No. 2 filed on December 29, 2005, Amendment No. 3 filed on January 19, 2006, Amendment No. 4 filed on February 2, 2006, Amendment No. 5 filed on February 10, 2006, Amendment No. 6 filed on March 24, 2006, Amendment No. 7 filed on April 28, 2006 and Amendment No. 8 filed on May 1, 2006, is hereby amended as set forth by this Amendment No. 9.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

          On July 5, 2006, Jolly Roger Fund LP (the "Fund") notified the Issuer of its intent to make certain nominations and proposals at the Issuer's 2006 annual meeting of shareholders (the "Annual Meeting"). A copy of such notice is attached hereto as Exhibit E and incorporated herein by reference. The Fund's nominations and proposals are intended to provide shareholders with the opportunity to effectuate a change in the majority of the Board of Directors of the Issuer (the "Board"). The notice, in general, sets forth the Fund's intention to make the following proposals and nominations at the Annual Meeting:
(i) to nominate Ronald J. FlorJancic and Matthew Goldfarb for election as directors to fill the seats scheduled to be up for election at the Annual Meeting, (ii) to increase the size of the Board to seven directors, (iii) should the proposal to increase the size of the Board to seven be approved, to nominate
W. Douglas Blackburn, Jr. and Thomas R. Hudson Jr. for election as directors to fill the two vacancies created by the increase in the size of the Board, (iv) to repeal any amendments to the Issuer's Bylaws, as last publicly filed by the Issuer, that are adopted by the Board and not by the shareholders, (v) to remove any directors appointed or elected by the Board and not by the shareholders since the last annual meeting of shareholders, and (vi) to amend the Issuer's ByLaws to allow shareholders to fill vacancies on the Board resulting from shareholder action, including those vacancies resulting from a removal of directors or an increase in the number of directors. The Reporting Persons intend to solicit proxies on behalf of the Fund's nominations and proposals. On July 5, 2006, the Fund also demanded the opportunity to examine and copy certain books, records and documents of the Issuer pursuant to Virginia law. A copy of such demand is attached hereto as Exhibit F and incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

          (a) The Reporting Persons beneficially own 2,435,000 Shares (including options to purchase 400,000 Shares), constituting approximately 14.6% of the outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,654,681 Shares outstanding as of May 1, 2006, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated November 17, 2006 (previously filed)

Exhibit B - Letter from the Reporting Persons to the Issuer, dated February 10, 2006 (previously filed)

Exhibit C - Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit D - Amendment, dated April 27, 2006, to the Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit E - Shareholder Notification Letter, dated July 5, 2006

Exhibit F - Demand Letter, dated July 5, 2006

CUSIP NO. 470355207                   SCHEDULE 13D/A       PAGE 5 OF 6 PAGES

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 5, 2006

                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member

                                               /s/ Thomas R. Hudson Jr.
                                               ------------------------------
                                               Thomas R. Hudson Jr.

CUSIP NO. 470355207                   SCHEDULE 13D           PAGE 6 OF 6 PAGES


                                  EXHIBIT INDEX

The Exhibit Index of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Acquisition Statement, dated November 17, 2006 (previously filed)

Exhibit B - Letter from the Reporting Persons to the Issuer, dated February 10, 2006 (previously filed)

Exhibit C - Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit D - Amendment, dated April 27, 2006, to the Agreement between Pirate Capital and the Issuer dated March 23, 2006 (previously filed)

Exhibit E - Shareholder Notification Letter, dated July 5, 2006

Exhibit F - Demand Letter, dated July 5, 2006